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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                         FOR THE MONTH OF FEBRUARY 2003

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X    Form 40-F
                                   ---             ---

                (Indicate by check mark whether the registrant by
              furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No  X
                                  ---       ---

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(WHEELOCK LOGO)                                                     (WHARF LOGO)



PRESS RELEASE


                        WHEELOCK/WHARF DIRECTORATE CHANGE


     Hong Kong, February 27, 2003 ..... The Wharf (Holdings) Limited ("Wharf")
announced that Ms Doreen Y F LEE will be appointed a Director of the Company with effect from March 1, 2003.

     On the same day, Mr Paul Y C TSUI, a Director of Wheelock and Company Limited ("Wheelock"), will be designated as the Executive Director of Wheelock and will resign as an Executive Director and a Director of Wharf.

     In her new capacity, Ms Lee will oversee the leasing and operations of Harbour City and Times Square. These two core properties of the Wharf Group represent 70 per cent of its total assets.

                                       ###


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE WHARF (HOLDINGS) LIMITED - WHARF



Date: February 28, 2003

                                            By: /s/ Wilson Chan
                                                --------------------------------
                                                Name:  Wilson Chan
                                                Title: Company Secretary